

NEWS RELEASE

Media Contact: Doug Kline
Sempra Energy
(877) 866-2066
www.sempra.com

Financial Contact: Glen Donovan
Sempra Energy
(877) 736-7727
investor@sempra.com

SEMPRA ENERGY THIRD-QUARTER EARNINGS PER SHARE INCREASE 8 PERCENT

Utility, Generation, Pipeline Operations Pace Strong Results

SAN DIEGO, Nov. 10, 2008 – Sempra Energy (NYSE: SRE) today reported third-quarter 2008 net income of $308 million, or $1.24 per diluted share, up 8 percent per share over third-quarter 2007 net income of $305 million, or $1.15 per diluted share.

Net income for the first nine months of 2008 was $794 million, or $3.13 per diluted share, compared with $810 million, or $3.06 per diluted share, during the same period last year. Shares outstanding have been reduced in 2008 through the recently completed $1 billion share-repurchase program the company initiated in April.

"Given the turmoil and dislocation in the financial markets, we are pleased with our third-quarter results," said Donald E. Felsinger, chairman and chief executive officer of Sempra Energy. "We have assembled a diversified group of energy businesses that help us continue to meet our financial targets, even during down cycles in specific market segments."

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OPERATING HIGHLIGHTS

Southern California Gas Co.

Net income for Southern California Gas Co. (SoCalGas) in the third quarter 2008 rose to $77 million from $63 million in the third quarter 2007, due primarily to $11 million from the favorable resolution of regulatory and income-tax issues in 2008. SoCalGas' third-quarter 2008 results also included $7 million of net income from the retroactive application of its rate case, approved in July.

San Diego Gas & Electric

Third-quarter net income for San Diego Gas & Electric (SDG&E) was $123 million in 2008, unchanged from 2007. Third-quarter 2008 results included $33 million from the retroactive application of SDG&E's rate case, approved in July, and $12 million from the favorable resolution of income-tax issues, offset by $17 million in litigation expense. Last year's third-quarter results included $46 million from the favorable resolution of regulatory and income-tax issues. SDG&E also benefited from improved operating margins in the third quarter 2008, compared with the same quarter in 2007.

On Oct. 31, the California Public Utilities Commission's assigned commissioner and administrative law judge reviewing SDG&E's application for the Sunrise Powerlink transmission-line project issued draft decisions in the case. The assigned commissioner recommended conditional approval of the project, while the administrative judge recommended denial of the project. The full commission is expected to issue a final decision on the Sunrise Powerlink next month.

RBS Sempra Commodities

Sempra Energy recorded a net loss of $3 million from its equity share of the RBS Sempra Commodities joint venture. In last year's third quarter, Sempra Commodities earned $87 million in net income. Results for 2007 represented 100 percent of the earnings from the commodity-marketing business prior to the formation of RBS Sempra Commodities. In the most recent quarter, results were negatively impacted by losses in power marketing caused by the steep decline in commodity prices during the early part of the quarter and reduced market liquidity associated with fewer market participants.

"Notwithstanding the third-quarter results in our joint venture, its outlook continues to be strong and we expect to meet our previously provided range for this segment of $250 million to $350 million in 2008," Felsinger said.

Sempra Generation

Sempra Generation's third-quarter net income rose sharply to $94 million in 2008 from $58 million in 2007, primarily due to an increase in mark-to-market earnings on long-term contracts with RBS Sempra Commodities and other counterparties.

Sempra Pipelines & Storage

Third-quarter 2008 net income for Sempra Pipelines & Storage doubled to $34 million from $17 million in last year's third quarter, due primarily to start-up of the Rockies Express-West pipeline and the natural gas pipelines supporting Sempra LNG's new liquefied natural gas receipt terminal in Mexico.

Last month, Sempra Energy completed its acquisition of EnergySouth, Inc., whose operations have been absorbed into Sempra Pipelines & Storage. The transaction gives Sempra Energy a majority ownership in two large, high-cycle underground natural gas storage facilities that, when fully developed, will have capacity of 57 billion cubic feet of natural gas serving the nation's fastest-growing natural gas markets. The transaction also included acquisition of Mobile Gas Service Corp., an Alabama natural gas distribution utility.

Sempra LNG

Sempra LNG had net income of $4 million in the third quarter 2008, compared with a net loss of $4 million in the third quarter 2007. The improved results were due primarily to a mark-to-market gain related to a natural gas marketing agreement with RBS Sempra Commodities.

The third quarter of 2008 was the first full quarter of operation of Energía Costa Azul, Sempra LNG's Mexican receipt terminal.

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Internet Broadcast

Sempra Energy will broadcast a live discussion of its earnings results over the Internet today at 1 p.m. EST with senior management of the company. Access is available by logging onto the Web site at www.sempra.com. For those unable to log onto the live webcast, the teleconference will be available on replay a few hours after its conclusion by dialing (888) 203-1112 and entering the passcode 6032084.

Sempra Energy, based in San Diego, is a Fortune 500 energy services holding company with 2007 revenues of more than $11 billion. The Sempra Energy companies' 13,500 employees serve more than 29 million consumers worldwide.

Complete financial tables, including income-statement information by business unit, are available on Sempra Energy's Web site at http://www.sempra.com/downloads/3Q2008.pdf.

This press release contains statements that are not historical fact and constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements can be identified by words like "believes," "expects," "anticipates," "intends," "plans," "estimates," "may," "would," "could," "should," or similar expressions, or discussions of strategies or plans. Forward-looking statements are not guarantees of performance. They involve risks, uncertainties and assumptions. Future results may differ materially from those expressed in the forward-looking statements. Forward-looking statements are necessarily based upon various assumptions involving judgments with respect to the future and other risks, including, among others: local, regional, national and international economic, competitive, political, legislative and regulatory conditions and developments; actions by the California Public Utilities Commission, California State Legislature, California Department of Water Resources, Federal Energy Regulatory Commission, Federal Reserve Board, U.K. Financial Services Authority and other environmental and regulatory bodies in the United States and other countries; capital market conditions, inflation rates, interest rates and exchange rates; energy and trading markets, including the timing and extent of changes in commodity prices; the availability of electric power, natural gas and liquefied natural gas; weather conditions and conservation efforts; war and terrorist attacks; business, regulatory, environmental, and legal decisions and requirements; the status of deregulation of retail natural gas and electricity delivery; the timing and success of business development efforts; the resolution of litigation; and other uncertainties, all of which are difficult to predict and many of which are beyond the control of the company. These risks and uncertainties are further discussed in the reports that Sempra Energy has filed with the Securities and Exchange Commission. These reports are available through the EDGAR system without charge at the SEC's Web site, www.sec.gov and on the company's Web site, at www.sempra.com.

Sempra Pipelines & Storage, Sempra Generation, Sempra LNG and Sempra Commodities are not the same companies as the utility, San Diego Gas & Electric (SDG&E) or Southern California Gas Company (SoCalGas), and Sempra Pipelines & Storage, Sempra Generation, Sempra LNG and Sempra Commodities are not regulated by the California Public Utilities Commission.

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SEMPRA ENERGY
Table A

STATEMENTS OF CONSOLIDATED INCOME

(Dollars in millions, except per share amounts)	Three months ended September 30, 2008	Three months ended September 30, 2007	Nine months ended September 30, 2008	Nine months ended September 30, 2007
	(unaudited)			
Revenues				
Sempra Utilities	$ 2,013	$ 1,515	$ 6,190	$ 5,194
Sempra Global and parent	679	1,148	2,275	3,134
Total revenues	2,692	2,663	8,465	8,328
Expenses and Other Income				
Sempra Utilities:				
Cost of natural gas	(689)	(389)	(2,708)	(2,042)
Cost of electric fuel and purchased power	(311)	(184)	(694)	(496)
Sempra Global and parent:				
Cost of natural gas, electric fuel and purchased power	(431)	(331)	(1,353)	(945)
Other cost of sales	(15)	(256)	(168)	(796)
Operation and maintenance	(564)	(758)	(1,816)	(2,140)
Depreciation and amortization	(162)	(174)	(508)	(514)
Franchise fees and other taxes	(76)	(72)	(230)	(221)
Gains on sale of assets	-	-	114	6
Equity earnings (losses):				
RBS Sempra Commodities LLP	(4)	-	142	-
Other	14	1	29	(11)
Other income (expense), net	(13)	4	23	72
Interest income	12	12	36	62
Interest expense	(67)	(68)	(165)	(204)
Preferred dividends of subsidiaries	(2)	(2)	(7)	(7)
Income from continuing operations before income taxes				
and equity earnings of certain unconsolidated subsidiaries	384	446	1,160	1,092
Income tax expense	(94)	(135)	(423)	(341)
Equity earnings, net of income tax	18	19	57	86
Income from continuing operations	308	330	794	837
Discontinued operations, net of income tax	-	(25)	-	(27)
Net income	$ 308	$ 305	$ 794	$ 810
Basic earnings per share:				
Income from continuing operations	$ 1.26	$ 1.27	$ 3.18	$ 3.23
Discontinued operations, net of income tax	-	(0.10)	-	(0.11)
Net income	$ 1.26	$ 1.17	$ 3.18	$ 3.12
Weighted-average number of shares outstanding (thousands)	243,793	259,563	249,311	259,742
Diluted earnings per share:				
Income from continuing operations	$ 1.24	$ 1.24	$ 3.13	$ 3.16
Discontinued operations, net of income tax	-	(0.09)	-	(0.10)
Net income	$ 1.24	$ 1.15	$ 3.13	$ 3.06
Weighted-average number of shares outstanding (thousands)	247,904	264,279	253,407	264,416
Dividends declared per share of common stock	$ 0.35	$ 0.31	$ 1.02	$ 0.93

SEMPRA ENERGY
Table B

CONSOLIDATED BALANCE SHEETS

(Dollars in millions)	September 30, 2008		December 31, 2007	
	(unaudited)			
Assets				
Current assets:				
Cash and cash equivalents	$	198	$	668
Short-term investments		413		-
Accounts receivable, net		796		1,074
Income taxes receivable		189		99
Deferred income taxes		150		247
Trading-related receivables and deposits, net		-		2,719 *
Derivative trading instruments		-		2,170 *
Commodities owned		-		2,231
Inventories		461		224
Regulatory assets		119		106
Fixed-price contracts and other derivatives		91		28 *
Other		153		398
Total current assets		2,570		9,964
Investments and other assets:				
Regulatory assets arising from fixed-price contracts and other derivatives		281		309
Regulatory assets arising from pension and other postretirement benefit obligations		144		162
Other regulatory assets		499		460
Nuclear decommissioning trusts		636		739
Investment in RBS Sempra Commodities LLP		1,912		-
Other investments		1,247		1,243
Sundry		746		956
Total investments and other assets		5,465		3,869
Property, plant and equipment, net		15,814		14,884
Total assets	$	23,849	$	28,717
Liabilities and Shareholders' Equity				
Current liabilities:				
Short-term debt	$	319	$	1,064
Accounts payable		743		1,563
Due to unconsolidated affiliates		37		60
Trading-related payables		-		2,265 *
Derivative trading instruments		-		1,672 *
Commodities sold with agreement to repurchase		-		500
Dividends and interest payable		164		145
Regulatory balancing accounts, net		264		481
Current portion of long-term debt		302		7
Fixed-price contracts and other derivatives		175		53 *
Other		1,131		1,210
Total current liabilities		3,135		9,020
Long-term debt		5,864		4,553
Deferred credits and other liabilities:				
Due to unconsolidated affiliate		102		102
Customer advances for construction		153		153
Pension and other postretirement benefit obligations, net of plan assets		412		434
Deferred income taxes		799		531
Deferred investment tax credits		58		61
Regulatory liabilities arising from removal obligations		2,420		2,522
Asset retirement obligations		1,165		1,129
Other regulatory liabilities		234		265
Fixed-price contracts and other derivatives		315		332
Deferred credits and other		911		949
Total deferred credits and other liabilities		6,569		6,478
Preferred stock of subsidiaries		179		179
Minority interests		204		148
Shareholders' equity		7,898		8,339
Total liabilities and shareholders' equity	$	23,849	$	28,717

* December 31, 2007 amounts have been reclassified due to the adoption of FASB Staff Position FIN 39-1.

SEMPRA ENERGY
Table C

CONDENSED STATEMENTS OF CONSOLIDATED CASH FLOWS

	Nine months ended September 30,	
(Dollars in millions)	2008	2007
	(unaudited)	
Cash Flows from Operating Activities:		
Net income	$ 794	$ 810
Adjustments to reconcile net income to net cash provided by operating activities:		
Discontinued operations	-	27
Depreciation and amortization	508	514
Deferred income taxes and investment tax credits	165	42
Equity earnings	(228)	(75)
Gains on sale of assets	(114)	(6)
Fixed-price contracts and other derivatives	7	8
Tax benefits from share-based awards	(7)	(12)
Other	83	37
Net changes in other working capital components	(408)	131
Distribution from RBS Sempra Commodities LLP	56	-
Changes in other assets	(3)	35
Changes in other liabilities	(55)	63
Net cash provided by continuing operations	798	1,574
Net cash used in discontinued operations	-	(3)
Net cash provided by operating activities	798	1,571
Cash Flows from Investing Activities:		
Expenditures for property, plant and equipment	(1,541)	(1,357)
Proceeds from sale of assets, net of cash sold	2,071	77
Expenditures for investments	(2,180)	(17)
Distributions from investments	23	13
Purchases of nuclear decommissioning and other trust assets	(361)	(498)
Proceeds from sales by nuclear decommissioning and other trusts	350	458
Decrease in notes receivable from unconsolidated affiliates	60	-
Other	(18)	(19)
Net cash used for investing activities	(1,596)	(1,343)
Cash Flows from Financing Activities:		
Common dividends paid	(252)	(234)
Issuances of common stock	17	36
Repurchases of common stock	(1,002)	(161)
Increase in short-term debt, net	985	954
Issuance of long-term debt	650	359
Payments on long-term debt	(75)	(1,069)
Tax benefits from share-based awards	7	12
Other	(2)	(2)
Net cash provided by (used in) financing activities	328	(105)
Increase (decrease) in cash and cash equivalents	(470)	123
Cash and cash equivalents, January 1	668	920
Cash assumed in connection with FIN 46(R) initial consolidation	-	29
Cash and cash equivalents, September 30	$ 198	$ 1,072

SEMPRA ENERGY
Table D

BUSINESS UNIT EARNINGS AND CAPITAL EXPENDITURES & INVESTMENTS (Unaudited)

(Dollars in millions)	Three months ended September 30,		Nine months ended September 30,	
	2008	2007	2008	2007
Net Income				
San Diego Gas & Electric	$ 123	$ 123	$ 258	$ 236
Southern California Gas	77	63	190	172
Sempra Commodities*	(8)	87	181	313
Sempra Generation	94	58	162	122
Sempra Pipelines & Storage	34	17	84	50
Sempra LNG	4	(4)	(33)	(27)
Parent & Other	(16)	(14)	(48)	(29)
Continuing Operations	308	330	794	837
Discontinued Operations, Net of Income Tax	-	(25)	-	(27)
Consolidated Net Income	$ 308	$ 305	$ 794	$ 810

* Includes the company's portion of RBS Sempra Commodities' joint venture earnings since the formation of the joint venture on April 1, 2008, and 100% of the commodities' marketing businesses prior to April 1, 2008. Also includes the operating results of Sempra Rockies Marketing, as well as interest, income taxes, cost allocations and other items associated with the joint venture.

(Dollars in millions)	Three months ended September 30,		Nine months ended September 30,	
	2008	2007	2008	2007
Capital Expenditures and Investments*				
San Diego Gas & Electric	$ 277 **	$ 174	$ 942 **	$ 479
Southern California Gas	108	109	350	300
Sempra Commodities	-	24	37	49
Sempra Generation	2	4	15	8
Sempra Pipelines & Storage	43	43	345	180
Sempra LNG	61	122	310	346
Parent & Other	165 **	4	426 **	12
Eliminations	(229) ***	-	(304) ***	-
Consolidated Capital Expenditures and Investments	$ 427	$ 480	$ 2,121	$ 1,374

* Investments do not include the $1.6 billion contribution to RBS Sempra Commodities in the second quarter of 2008.

** Purchases of industrial development bonds for SDG&E and Parent & Other were $68 and $161, respectively, in the three months ended September 30, 2008 and $304 and $413, respectively, for the nine months ended September 30, 2008.

*** Represents purchases and sales of industrial development bonds between SDG&E and Parent & Other.

SEMPRA ENERGY
Table E

OTHER OPERATING STATISTICS (Unaudited)

	Three months ended September 30,		Nine months ended September 30,	
SEMPRA UTILITIES	2008	2007	2008	2007
Revenues (Dollars in millions)				
SDG&E (excludes intercompany sales)	$ 945	$ 714	$ 2,439	$ 2,074
SoCalGas (excludes intercompany sales)	$ 1,068	$ 801	$ 3,751	$ 3,120
Gas Sales (Bcf)	63	65	288	290
Transportation and Exchange (Bcf)	171	178	445	421
Total Deliveries (Bcf)	234	243	733	711
Total Gas Customers (Thousands)			6,565	6,517
Electric Sales (Millions of kWhs)	4,716	4,788	13,012	12,847
Direct Access (Millions of kWhs)	781	907	2,296	2,401
Total Deliveries (Millions of kWhs)	5,497	5,695	15,308	15,248
Total Electric Customers (Thousands)			1,370	1,363
SEMPRA GENERATION				
Power Sold (Millions of kWhs)	5,707	5,718	16,825	15,243
SEMPRA PIPELINES & STORAGE				
(Represents 100% of these subsidiaries, although only the Mexican subsidiaries are 100% owned by Sempra Energy.)				
Natural Gas Sales (Bcf)				
Argentina	102	100	254	241
Mexico	12	13	36	35
Chile	-	1	-	1
Natural Gas Customers (Thousands)				
Argentina			1,658	1,589
Mexico			95	95
Chile			39	39
Electric Sales (Millions of kWhs)				
Peru	1,347	1,273	4,063	3,800
Chile	565	582	1,797	1,868
Electric Customers (Thousands)				
Peru			829	803
Chile			559	545

SEMPRA ENERGY
Table E (Continued)

SEMPRA COMMODITIES

The following information for the Sempra Commodities segment includes information related to RBS Sempra Commodities LLP. RBS Sempra Commodities LLP acquired the commodity-marketing businesses of Sempra Energy on April 1, 2008. For the three and six months ended September 30, 2008, the Sempra Commodities segment is composed primarily of the company's equity interest in RBS Sempra Commodities LLP, but also includes the results of Sempra Rockies Marketing. The margin and financial data below represents the total results of RBS Sempra Commodities LLP as calculated under International Financial Reporting Standards (IFRS).

RBS Sempra Commodities LLP

Operating Statistics
(in millions of US dollars)

*RBS Sempra Commodities LLP - Joint Venture level margin**	Three months ended September 30, 2008	Six months ended September 30, 2008
Geographical:		
North America	$ (79)	$ 443
Europe/Asia	139	263
Total	$ 60	$ 706
Product Line:		
Natural Gas	$ 57	$ 363
Oil - Crude & Products	22	114
Metals	62	104
Power	(81)	93
Other	-	32
Total	$ 60	$ 706

* Margin consists of operating revenues less cost of sales (primarily transportation and storage costs) reduced by certain transaction-related execution costs (primarily brokerage and other fees) and net interest income/expense.

Financial Information
(in millions of US dollars)

RBS Sempra Commodities LLP	Three months ended September 30, 2008	
	Joint Venture Total	Sempra Share**
Fee income and trading revenue, net of selling costs	$ 60	
Operating and other expenses	(93)	
Joint Venture distributable income	$ (33)	
Preferred return on capital	$ 131	$ 60
1st allocation - 70% Sempra / 30% RBS	(103)	(71)
2nd allocation - 30% Sempra / 70% RBS	(61)	(18)
Distributable income	$ (33)	$ (29)

	Six months ended September 30, 2008	
	Joint Venture Total	Sempra Share**
Fee income and trading revenue, net of selling costs	$ 706	
Operating and other expenses	(405)	
Joint Venture distributable income	$ 301	
Preferred return on capital	$ 279	$ 120
1st allocation - 70% Sempra / 30% RBS	22	16
2nd allocation - 30% Sempra / 70% RBS	-	-
Distributable income	$ 301	$ 136

Sempra Earnings from RBS Sempra Commodities LLP

(in millions of US dollars)	Three months ended September 30, 2008	Six months ended September 30, 2008
Sempra share of distributable income - IFRS basis	$ (29)	$ 136
U.S. GAAP conversion impact	25	6
Sempra equity earnings - U.S. GAAP basis	(4)	142
Income tax expense	1	(52)
Sempra equity earnings from RBS Sempra Commodities LLP	$ (3)	$ 90

**After a 15% preferred return to Sempra and then a 15% return to RBS, Sempra receives 70% of the next $500 million and 30% of any remaining income on an annual basis. The preferred returns and the 1st allocation (the $500 million tranche) are prorated over the year. Negative amounts in the three-month period represent reductions required to reflect the YTD calculations of the 1st and 2nd allocations.